Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

Commission File No. for Registration
Statement on Form S-4: 333-218485

August 21, 2017

Press release

Executive Board and Supervisory Board of Linde AG recommend acceptance of the exchange offer by Linde plc

Munich, 21 August 2017 – Today, the Executive Board and the Supervisory Board of Linde AG published a joint reasoned statement regarding the exchange offer by Linde plc dated 15 August 2017.

The Executive Board and the majority in the Supervisory Board are of the opinion that the business combination is in the best interests of Linde AG, its shareholders and other stakeholders. Against this background, the entire Executive Board and the majority in the Supervisory Board recommend to the Linde shareholders to accept the exchange offer in order to participate in the new group which is combined under Linde plc.

In the reasoned statement, the Executive Board and the Supervisory Board come to the conclusion that the offer consideration is appropriate.

The Executive Board and the majority in the Supervisory Board believe that the business combination provides significant advantages and opportunities to both companies and their employees.

●	The business combination unites Linde’s longstanding leadership in engineering and technology and Praxair's operational excellence, creating a leading group in the global industrial gas industry.

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The business combination brings together two leading companies with unique and complementary strengths. The combined group is expected to have combined pro forma revenues of approximately EUR 27 billion, prior to adjustments, potential divestitures and regulatory limitations, based on Linde's and Praxair's published annual results for 2016, and a strong presence in all regions and end markets. With a more diverse and balanced global portfolio, the new Linde group will be in a position to better leverage long-term growth trends.

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The combined group is expected to achieve annual synergies and cost savings (including savings from ongoing cost saving programmes, in particular from the Linde LIFT programme) of approximately EUR 1.1 billion, which are targeted to be achieved within three years following the completion of the business combination.

●	A robust balance sheet and strong cash flows will provide financial flexibility to invest in future growth.

“The merger of Linde and Praxair creates significant value for shareholders. They now have the opportunity to participate in a company with excellent prospects and to build on the future,” said Prof Dr Wolfgang Reitzle, Chairman of the Supervisory Board of Linde AG.

“The entire Executive Board is firmly convinced that the business combination will open up great potential for shareholders, customers and employees and is in the best strategic interests of, Linde,” said Aldo Belloni, CEO of Linde AG.

Furthermore, the Executive Board and the majority of the Supervisory Board expect the shares of the combined group to receive a better valuation on the capital markets than the shares of Linde AG, as the shares of Linde plc will be listed on both the New York Stock Exchange and Frankfurt Stock Exchange and Linde plc will seek inclusion in the S&P 500 and DAX 30.

The joint reasoned statement in both English and German is now available on the Linde AG website www.the-linde-group.com under the section “Proposed Merger” and is available for distribution free of charge at Linde Aktiengesellschaft, Klosterhofstraße 1, 80331 Munich, Germany (tel: +49 (0) 89 35757 1321, email: investorrelations@linde.com). Linde AG shareholders may direct any questions with respect to the exchange offer to Linde’s Information Agent, Georgeson, at linde-praxair@georgeson.com or by phone to 00 800 3917 3917 (toll free in Europe) and +44 20 7019 7156.

About Linde
In the 2016 financial year, The Linde Group generated revenue of EUR 16.948 bn, making it one of the leading gases and engineering companies in the world, with approximately 60,000 employees working in more than 100 countries worldwide. The strategy of The Linde Group is geared towards long-term profitable growth and focuses on the expansion of its international business, with forward-looking products and services. Linde acts responsibly towards its shareholders, business partners, employees, society and the environment in every one of its business areas, regions and locations across the globe. The company is committed to technologies and products that unite the goals of customer value and sustainable development.

For more information, see The Linde Group online at www.linde.com

For further information:
Media Relations Dr Frank Herkenhoff Telephone +49 89 35757-1320	Investor Relations Bernard Wang Telephone +49 89 35757 1328 Anne Walther Telephone +49 89 35757 1504

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Linde shares held by U.S. holders. Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc will distribute the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017 and published by Linde plc on August 15, 2017. The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Participants in Solicitation

Praxair, Linde, Linde plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Linde plc may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or Linde plc’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and Linde plc’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s Web site at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 filed with the SEC and in the offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or Linde plc has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and Linde plc on the date hereof, and each of Linde, Praxair and Linde plc disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.